SEC FILE NUMBER:	000-54464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-10-D	☐	Form N-CEN
	☐	N-CSR

For Period Ended: September 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

THUNDER ENERGIES CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

8570 Stirling Rd., PMB 388, Suite 102
Address of Principal Executive Office (Street and Number)

Hollywood, FL 33024
City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CEN, or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The accountants could not complete the required financial statements, the auditors could not complete their review of the financial statements and periodic report, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline due to unusual events outside of normal business operations.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yogev Shvo	609	827-8009
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 14, 2021 Nature Consulting, LLC, a wholly owned subsidiary, filed a complaint in the United States District Court of the Southern District of Florida against Or-El Ben Simon, individually, Adam Levy (previously the Chief Executive Officer of the Company), individually, Solange Baruk (previously a bookkeeper of the Company), individually, DVP Distro, LLC, a Florida limited liability company, Custom Graphics 2011, Inc. a Florida corporation, Beso Group, LLC, a Florida limited liability company, and Tops Consulting, LLC a Florida limited liability company (collectively, the “Defendants”). The complaint alleges that the Defendants assumed control of Nature Consulting, LLC and in doing so:

(a)	Violated the Electronic Communications Privacy Act, 18 U.S.C. ss2511

(b)	Violated the Stored Communications Act, 18 U.S.C. ss2701

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(c)	Violated the Computer Fraud and Abuse Act, 18 U.S.C. ss1030

(d)	Committed Conversion in the taking control of Nature Consulting, LLC’s premises (Ben Simon, DVP, Custom, Beso and Tops)

(e)	Committed Tortious Interference with Prospective Economic Opportunities

(f)	Committed Breach of Fiduciary Duty of Loyalty (Baruk)

(g)	Committed Civil Conspiracy (Ben Simon, Levy and Baruk)

(h)	Violated the Defend Trade Secrets Act Theft of Trade Secrets, 18 U.S.C. ss1832

Nature Consulting, LLC has demanded a jury trial to adjudicate this complaint.

As a result of the actions of the Defendants, the Company recorded an impairment charge of $510,182 during the three and nine month ended September 30, 2021 comprised of the following:

September 30, 2021
Impairment charges:
Accounts Receivable	$(147,357)
Allowance for doubtful accounts	147,357
Prepaids	(12,500)
Inventories	(136,309)
Office equipment	(24,482)
Computer equipment	(24,727)
Machinery and equipment	(24,954)
Leasehold improvements	(119,589)
Accumulated depreciation - fixed assets	58,436
Website	(77,550)
Accumulated amortization - website	13,450
Operating lease right-of-use assets	(665,340)
Accumulated depreciation - operating lease right-of-use assets	358,438
Deposits	(24,799)
Due to related party	169,744
Total impairment charges	$(510,182)

The Company included due to related party of $169,744 as these amounts were previously repaid through the Company’s working capital.

Thunder Energies Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By:	/s/ Yogev Shvo
Yogev Shvo, Chairman of the Board